SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 28, 2017

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐ Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.

Date: June 28, 2017

	By:	/s/ Vito Culmone
	Name:	Vito Culmone
	Title:	Executive Vice President and Chief Financial Officer Shaw Communications Inc.

NEWS RELEASE

Shaw Announces Third Quarter and Year-to-Date Results

•	Cable TV subscribers grow for the first time since 2010, with Consumer and Wireless divisions gaining 58,000 subscribers

•	Addition of low-band spectrum is a significant milestone towards improving network coverage and quality across Alberta, British Columbia and Ontario

•	Enhanced financial flexibility going forward with pro forma net debt to operating income before restructuring costs and amortization below 2.0x

Calgary, Alberta (June 28, 2017) – Shaw Communications Inc. today announced consolidated financial and operating results for the quarter ended May 31, 2017. Revenue from continuing operations for the quarter of $1.31 billion increased by 2.8% over the comparable period. Operating income before restructuring costs and amortization1 for the quarter of $550 million decreased 0.5% over the comparable period.

Chief Executive Officer, Brad Shaw said, “Strong subscriber growth in both cable video and Internet reflects our continued focus on delivering leading customer service and innovative products to the market including WideOpen Internet 150 and BlueSky TV. The recently announced acquisition of spectrum will add critical wireless capacity and capability to our network, adding to our foundation that will make us Canada’s leading connectivity provider.”

Mr. Shaw added, “We are confident that the acquisition of 700 MHz and 2500 MHz spectrum from Quebecor Media Inc., combined with Freedom’s current portfolio of assets, will materially improve our customer experience and will further enable our ability to offer best-in-class converged network solutions. With our customers’ future connectivity needs at the heart of every strategic decision we make, we are excited about the opportunity this additional spectrum presents and the compelling wireless experience we will continue to create for our existing and future customers.”

In the quarter, Shaw delivered a net gain of over 38,000 revenue generating units (“RGUs”) in the Consumer division representing a substantial improvement over the approximately 47,000 RGU losses in the third quarter of fiscal 2016. The Consumer division’s net gains in the quarter included the addition of approximately 20,000 Internet RGUs, 12,000 cable video RGUs, and 6,000 satellite video RGUs. This trend of year-over-year improvement is attributed to strong Internet subscriber growth led by WideOpen Internet 150, compelling bundle and value plan offerings driving notable reductions in disconnects, and by the launch of BlueSky TV across Shaw’s entire cable video footprint. This quarter’s subscriber result also represents the division’s first positive net video RGU quarter since the fourth quarter of fiscal 2010.

In Wireless, the Company continued to grow postpaid and prepaid wireless subscribers, gaining a combined 20,000 RGUs in the quarter, as compared to approximately 22,000 RGUs in the third quarter of fiscal 2016. The LTE-A network deployment continued ahead of schedule, with upgrades now complete in the GTA, Hamilton, Vancouver, Edmonton and Calgary and with LTE roaming launched in Canada and in the U.S. The handset lineup has continued to expand, with a total of nine handsets compatible with the AWS-3 LTE network, including LG, Samsung, Sony and ZTE. On April 25, 2017, Freedom Mobile launched another key enhancement with Wi-Fi calling, which enables calls to be made at no cost from outside the cellular calling area, or at indoor locations.

Selected Financial Highlights

	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars except per share amounts)	2017	2016	Change %	2017	2016	Change %
Revenue	1,311	1,275	2.8	3,912	3,553	10.1
Operating income before restructuring costs and amortization [1]	550	553	(0.5)	1,625	1,558	4.3
Operating margin [1]	42.0%	43.4%	(1.4pts )	41.5%	43.9%	(2.4pts )
Free cash flow [1]	132	182	(27.5)	436	473	(7.8)
Net income from continuing operations	164	74	>100.0	400	326	22.7
Net income (loss) from discontinued operations, net of tax	(31)	630		(30)	760
Net income	133	704	(81.1)	370	1,086	(65.9)
Basic earnings per share	0.27	1.44		0.74	2.21
Diluted earnings per share	0.27	1.44		0.74	2.20

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures in the accompanying MD&A.”

Operating income before restructuring costs and amortization for the three and nine month periods of $550 million and $1.63 billion, respectively, compared to $553 million and $1.56 billion in fiscal 2016. The slight decrease in the quarter is attributed primarily to higher operating expenses in the Consumer division driven by costs related to marketing the launch of BlueSky TV and other corporate related costs. Increases in the Wireless, Business Network Services and Business Infrastructure Services divisions substantially offset the year-over-year decline in the Consumer division.

Free cash flow for the three and nine month periods of $132 million and $436 million, respectively, compared to $182 million and $473 million in fiscal 2016. The decrease in free cash flow was largely due to higher planned capital expenditures and by the loss of free cash flow generated in the prior year by the former Media division which was sold on April 1, 2016.

Net income for the current quarter of $133 million decreased $571 million relative to $704 million in the third quarter of fiscal 2016 mainly due to prior year income from the discontinued Media and fleet tracking operations, and the gain on the sale of the Media operation in the amount of $630 million. Excluding discontinued operations, net income from continuing operations increased by $90 million compared to the third quarter of fiscal 2016 driven primarily by lower non-operating costs.

On June 13, 2017, Shaw announced that it entered a share purchase agreement with GI Partners portfolio company Peak 10 Holding Corporation to sell 100% of its wholly owned subsidiary, ViaWest, Inc. for US$1.675 billion (approximately C$2.3 billion). The transaction is subject to customary conditions, including U.S. regulatory approval, and is expected to close by the end of fiscal 2017.

On June 13, 2017, Shaw also announced that it entered a definitive agreement with Quebecor Media Inc. to acquire 700 MHz and 2500 MHz wireless spectrum licences held by Quebecor’s subsidiary, Videotron, for $430 million. The spectrum transaction is subject to customary closing conditions including necessary regulatory approvals and is expected to close in the summer of 2017. The Company estimates capital expenditures associated with the deployment of the acquired spectrum to be approximately $350 million. The Company expects the majority of the capital related to the network build to be incurred during fiscal 2018, which reinforces Shaw’s commitment to the wireless space, and improves its long-term wireless growth prospects.

Heading into the final quarter of fiscal 2017, the Company is refining its full year fiscal 2017 financial guidance for operating income before restructuring costs and amortization to range between $2.135 and $2.160 billion, capital investment of approximately $1.35 billion and free cash flow of approximately $400 million. These refinements include the results of the Business Infrastructure Services division, comprised primarily of ViaWest, Inc., through the end of fiscal 2017 and reflect a modest acceleration of capital spend associated primarily with strategic network enhancements and the evolving wireless platform. Providing both the sale of ViaWest, Inc. and the acquisition of spectrum are completed in the near term, the Company expects its ratio of debt to operating income before restructuring costs and amortization1 to be below the low end of its target 2.0 to 2.5x and the $1.5 billion credit facility to be fully undrawn.

Mr. Shaw concluded, “We have built a long term strategy to serve the connectivity needs of Canadians and will continue to focus on execution. Our first step was the launch of WideOpen Internet 150, which transformed the marketplace by offering significantly faster speeds at affordable prices across 99% of our wireline footprint. Our next step was becoming the first in Canada to launch BlueSky TV, a truly revolutionary viewing experience featuring “TV you can talk to.” And earlier this month, we took a bold step forward for our wireless business in acquiring spectrum that will enhance our network capabilities and our capacity to offer affordable wireless service on a more robust network. Shaw’s business performance coupled with the recent announcements showcase an unwavering commitment to our growth strategy.”

Shaw Communications Inc. is an enhanced connectivity provider. Our Consumer division serves consumers with broadband Internet, Shaw Go WiFi, video and digital phone. Our Wireless division provides wireless voice and data services through an expanding and improving mobile wireless network infrastructure. The Business Network Services division provides business customers with Internet, data, WiFi, telephony, and video services. The Business Infrastructure Services division, through ViaWest, provides hybrid IT solutions including colocation, cloud computing and security and compliance for North American enterprises.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX—SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca

The accompanying Management’s Discussion and Analysis (“MD&A”) forms part of this news release and the “Caution concerning forward-looking statements” applies to all the forward-looking statements made in this news release.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended May 31, 2017

June 28, 2017

Advisories

The following Management’s Discussion and Analysis (“MD&A”), dated June 28, 2017, should be read in conjunction with the unaudited interim Consolidated Financial Statements and Notes thereto for the quarter ended May 31, 2017 and the 2016 Annual Consolidated Financial Statements, the Notes thereto and related MD&A included in the Company’s 2016 Annual Report. The financial information presented herein has been prepared on the basis of International Financial Reporting Standards (“IFRS”) for interim financial statements and is expressed in Canadian dollars unless otherwise indicated. References to “Shaw”, the “Company”, “we”, “us” or “our” mean Shaw Communications Inc. and its subsidiaries and consolidated entities, unless the context otherwise requires.

Caution concerning forward-looking statements

Statements included in this MD&A that are not historic constitute “forward-looking statements” within the meaning of applicable securities laws. Such statements include, but are not limited to:

•	statements about future capital expenditures;

•	asset acquisitions and dispositions;

•	cost efficiencies;

•	financial guidance for future performance;

•	business and technology strategies and measures to implement strategies;

•	statements about the Company’s equity investments, joint ventures and partnership arrangements including any statements about write-downs, losses and liabilities;

•	competitive strengths; and

•	expansion and growth of the Company’s business and operations and other goals and plans.

Shaw Communications Inc.

They can generally be identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “goal” and similar expressions (although not all forward-looking statements contain such words). All of the forward-looking statements made in this report are qualified by these cautionary statements.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. The Company’s management believes that its assumptions and analysis in this MD&A are reasonable and that the expectations reflected in the forward looking statements contained herein are also reasonable based on the information available on the date such statements are made and the process used to prepare the information. These assumptions, many of which are confidential, include but are not limited to:

•	general economic conditions;

•	interest;

•	income tax and exchange rates;

•	technology deployment;

•	content and equipment costs;

•	industry structure;

•	conditions and stability;

•	government regulation;

•	the completion of any pending transactions (including the receipt of any regulatory approvals to complete any transactions); and

•	the integration of recent acquisitions.

You should not place undue reliance on any forward-looking statements. Many factors, including those not within the Company’s control, may cause the Company’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including but not limited to:

•	general economic, market and business conditions;

•	changes in the competitive environment in the markets in which the Company operates and from the development of new markets for emerging technologies;

•	industry trends, technological developments, and other changing conditions in the entertainment, information and communications industries;

•	the Company’s ability to execute its strategic plans and capital projects;

•	the Company’s ability to close any transactions;

•	the Company’s ability to achieve cost efficiencies;

•	technology, cyber security and reputational risks;

•	opportunities that may be presented to and pursued by the Company;

•	changes in laws, regulations and decisions by regulators that affect the Company or the markets in which it operates;

•	the Company’s status as a holding company with separate operating subsidiaries; and

•	other factors described in this report under the heading “Known events, trends, risks and uncertainties.”

The foregoing is not an exhaustive list of all possible factors.

Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein.

The Company provides certain financial guidance for future performance as the Company believes that certain investors, analysts and others utilize this and other forward-looking information in order to assess

Shaw Communications Inc.

the Company’s expected operational and financial performance and as an indicator of its ability to service debt and pay dividends to shareholders. The Company’s financial guidance may not be appropriate for this or other purposes.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances. All forward looking statements contained in this MD&A are expressly qualified by this statement.

Non-IFRS and additional GAAP measures

Certain measures in this MD&A do not have standard meanings prescribed by IFRS and are therefore considered non-IFRS measures. These measures are provided to enhance the reader’s overall understanding of our financial performance or current financial condition. They are included to provide investors and management with an alternative method for assessing our operating results in a manner that is focused on the performance of our ongoing operations and to provide a more consistent basis for comparison between periods. These measures are not in accordance with, or an alternative to, IFRS and do not have standardized meanings. Therefore, they are unlikely to be comparable to similar measures presented by other entities.

Please refer to “Non-IFRS and additional GAAP measures” in this MD&A for a discussion and reconciliation of non-IFRS measures, including operating income before restructuring costs and amortization and free cash flow.

Shaw Communications Inc.

Introduction

Strategic update

Shaw is focused to deliver long term growth and connect customers to the world through a best-in-class seamless connectivity experience. In 2016, Shaw positioned itself as a leading enhanced connectivity provider through the acquisition of Freedom Mobile (formerly, WIND Mobile). The addition of a wireless business enabled the Company to combine the power of fibre, coax, Wi-Fi and wireless networks to deliver a seamless experience of anytime and anywhere enhanced connectivity within its operating footprint. On June 13, 2017, Shaw announced that it has entered into a definitive agreement with Quebecor Media Inc. (“Quebecor”) to acquire 700 MHz and 2500 MHz wireless spectrum licences, the Company’s next step in executing on its long-term strategic plan which is centered on delivering exceptional customer experiences by leveraging and further developing a world-class converged network and providing leading technology through best-in-class strategic partners.

Spectrum acquisition

The spectrum licences are being acquired for $430 million and comprise Quebecor’s 10 MHz licences of 700 MHz spectrum in each of British Columbia, Alberta, and Southern Ontario, as well as 20 MHz licences of 2500 MHz spectrum in each of Vancouver, Edmonton, Calgary, and Toronto. The acquisition is subject to customary closing conditions and all necessary regulatory approvals from the Ministry of Innovation, Science and Economic Development Canada (ISED), and under the Competition Act. The acquisition will be funded using a combination of cash on hand and Shaw’s existing credit facility, and is expected to close in the summer of 2017.

Shaw believes this incremental investment in the wireless business, particularly with the addition of the 700 MHz spectrum, will materially improve the long-term wireless customer experience, and will further enable its ability to offer converged network solutions. Considering the acquisition of Freedom Mobile (formerly, WIND Mobile) in 2016, Shaw now has more synergistic investment opportunities as a leading enhanced connectivity provider within its Canadian footprint.

Capital expenditures associated with the deployment of the acquired spectrum are estimated to be approximately $350 million. The Company expects most of the capital related to the network build to be incurred during fiscal 2018, which reinforces Shaw’s commitment to the wireless space, and improves its long-term wireless growth prospects.

Sale of ViaWest, Inc.

On June 13, 2017, Shaw also announced that it entered a share purchase agreement with GI Partners portfolio company Peak 10 Holding Corporation (“Peak 10”) to sell 100% of its wholly-owned subsidiary ViaWest, Inc. (“ViaWest”). The purchase price of US$1.675 billion (approximately $2.3 billion) is comprised of all cash.

ViaWest was acquired by Shaw in 2014 marking a pivotal moment in Shaw’s history and provided a growth engine which has delivered, and continues to deliver, strong results. The North American colocation and managed services industry is consolidating and scale is becoming an important factor for continued long-term success.

Shaw Communications Inc.

The transaction is subject to customary conditions, including U.S. regulatory approval and is expected to close by the end of fiscal 2017. The transaction is not subject to financing. Shaw expects to realize net cash proceeds from the sale of approximately $900 million after the repayment of ViaWest level indebtedness of approximately US$580 million, repayment of the US$380 million Shaw credit facility borrowings associated with the original investment and subsequent INetU acquisition, and estimated transaction expenses and taxes.

Shaw’s Business Infrastructure Services division, through ViaWest, provides hybrid IT solutions including colocation, cloud computing and security and compliance for North American enterprises. See selected financial and operational highlights of the Business Infrastructure Services division under “Discussion of Operations.”

See “Outlook” for a discussion of the financial condition of the Company following the completion of the two transactions.

Shaw’s world-class converged network

Shaw’s broadband network strategy provides flexibility, cost efficiency and a speed advantage that continues to support the success of its Internet offerings, including WideOpen Internet 150, the fastest widely available Internet speed provided in nearly every neighborhood across Shaw’s wireline footprint. The combination of this exceptional service with the tremendous value and pricing stability offered through value plans have had a positive impact on customer retention. Shaw’s wireline and wireless network roadmap continues to progress with the DOCSIS 3.1 and the LTE-Advanced network upgrades targeted for completion by the end of fiscal 2017.

LTE is now live across the Greater Toronto area, Hamilton, Vancouver, Edmonton and Calgary and LTE roaming recently launched in Canada and in the U.S. The handset lineup has continued to expand, with a total of nine handsets compatible with the AWS-3 LTE network, including LG, Samsung, Sony and ZTE. On April 25, 2017 Freedom Mobile launched another key enhancement with Wi-Fi calling, which enables calls to be made at no cost from outside its cellular calling area, or at indoor locations.

Global technology leader

BlueSky TV is now available everywhere Shaw offers cable video. Western Canadians are now able to enjoy a revolutionary TV experience made possible by Shaw’s strategic partnership with Comcast. The Company’s partnerships with global technology leaders, such as Comcast, will allow it to continue to access leading-edge technology in the global communications industry.

The BlueSky TV experience is more than just a new guide and set-top-box, it is an elegant system that listens, learns and curates content to provide an exceptional viewing experience. Shaw is optimistic that BlueSky TV combined with WideOpen 150 and flexible TV packages will provide a compelling reason for consumers to stay and switch to Shaw.

Organizational initiatives

In the quarter, the Company incurred a non-recurring restructuring charge in the amount of $43 million. These charges were attributed primarily to employee related costs associated with the integration of Freedom Mobile and other organization rationalization initiatives. These initiatives included the announced closure of Shaw TV stations in Vancouver, Calgary and Edmonton and a planned realignment to integrate certain operational activities within the Consumer and Business Network Services divisions.

Shaw Communications Inc.

Selected financial and operational highlights

Basis of presentation

During the current quarter, the Company entered an agreement to sell a group of assets comprising the operations of Shaw Tracking, a fleet tracking operation reported within the Company’s Business Network Services segment, to an external party. The Company determined that the assets and liabilities of the Shaw Tracking business met the criteria to be classified as a disposal group held for sale for the period ended May 31, 2017. On April 1, 2016, Shaw sold 100% of its wholly owned subsidiary Shaw Media Inc. to Corus Entertainment Inc. Accordingly, the operating results and operating cash flows for the previously reported Shaw Tracking business and Media division are presented as discontinued operations separate from the Company’s continuing operations. This MD&A reflects the results of continuing operations, unless otherwise noted.

Financial Highlights

	Three months ended May 31,			Nine months ended May 31
(millions of Canadian dollars except per share amounts)	2017	2016	Change %	2017	2016	Change %
Operations:
Revenue	1,311	1,275	2.8	3,912	3,553	10.1
Operating income before restructuring costs and amortization (1)	550	553	(0.5)	1,625	1,558	4.3
Operating margin (1)	42.0%	43.4%	(1.4pts )	41.5%	43.9%	(2.4pts )
Net income from continuing operations	164	74	>100.0	400	326	22.7
Income (loss) from discontinued operations, net of tax	(31)	630		(30)	760
Net income	133	704	(81.1)	370	1,086	(65.9)
Per share data:
Basic earnings per share
Continuing operations	0.33	0.14		0.80	0.66
Discontinued operations	(0.06)	1.30		(0.06)	1.55

	0.27	1.44		0.74	2.21

Diluted earnings per share
Continuing operations	0.33	0.14		0.80	0.66
Discontinued operations	(0.06)	1.30		(0.06)	1.54

	0.27	1.44		0.74	2.20

Weighted average participating shares outstanding during period (millions)	492	482		490	478
Funds flow from continuing operations (2)	392	402	(2.5)	1,227	1,110	10.5
Free cash flow(1)	132	182	(27.5)	436	473	(7.8)

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures.”
(2)	Funds flow from operations is before changes in non-cash balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.

Shaw Communications Inc.

Subscriber (or revenue generating unit (“RGU”)) highlights

			Change Three months ended		Change Nine months ended
	May 31, 2017	August 31, 2016	May 31, 2017	May 31, 2016	May 31, 2017	May 31, 2016
Consumer
Video – Cable	1,663,710	1,671,059	12,921	(27,482)	(7,349)	(71,293)
Video – Satellite	776,825	790,574	6,531	3,847	(13,749)	(15,082)
Internet	1,838,964	1,787,642	20,892	(8,760)	51,322	5,008
Phone	930,066	956,763	(1,827)	(14,861)	(26,697)	(51,561)

Total Consumer	5,209,565	5,206,038	38,517	(47,256)	3,527	(132,928)

Business Network Services
Video – Cable	53,522	61,153	47	1,489	(7,631)	(14,954)
Video – Satellite	30,991	30,994	(1,009)	(2,734)	(3)	7
Internet	172,709	179,867	(435)	458	(7,158)	(2,104)
Phone	319,637	301,328	7,253	5,094	18,309	10,695

Total Business Network Services	576,859	573,342	5,856	4,307	3,517	(6,356)

Wireless
Postpaid	735,002	667,028	20,085	639,997	67,974	639,997
Prepaid	371,157	376,260	(111)	363,472	(5,103)	363,472

Total Wireless	1,106,159	1,043,288	19,974	1,003,469	62,871	1,003,469

Total Subscribers	6,892,583	6,822,668	64,347	960,520	69,915	864,185

In the quarter, the Company continued its momentum of improving subscriber trends with consolidated RGU net gains of 64,347.

Consumer RGUs in the third quarter of fiscal 2017 increased by 38,517, a substantial improvement over the 47,256 RGU losses in the third quarter of fiscal 2016. The Consumer division’s net gains in the quarter included the addition of 12,921 cable video RGUs, 20,892 internet RGUs and 6,531 satellite video RGUs. The trend of year-over-year improvement is attributed to strong Internet subscriber growth led by WideOpen Internet 150, compelling bundle and value plan offerings driving notable reductions in disconnects, and by the launch of BlueSky TV across Shaw’s entire cable video footprint. This quarter’s subscriber result also represents the division’s first positive net video RGU quarter since the fourth quarter of fiscal 2010.

In Wireless, the Company added a combined 19,974 postpaid and prepaid subscribers as compared to 33,427 RGUs gained in the second quarter of fiscal 2017 and approximately 22,000 RGUs gained in the third quarter of fiscal 2016, finishing the period with a total 1,106,159 RGUs. Strong RGU results in consecutive quarters reflect the compelling value proposition of Freedom Mobile’s offering to thousands of value-conscious Canadians.

Shaw Communications Inc.

Overview

Our fiscal 2017 third quarter financial results represent improvements in consolidated revenue over the third quarter of fiscal 2016. For further discussion of divisional performance see “Discussion of operations.”

Highlights of the third quarter financial results are as follows.

Revenue

Revenue for the quarter of $1.31 billion increased $36 million or 2.8% from $1.28 billion for the third quarter of 2016, highlighted by the following:

•	The year-over-year improvement in revenue was primarily due to growth in the Wireless division, contributing an incremental $22 million or 16.3% in revenue driven by higher postpaid and prepaid RGUs, increased handset sales and improved average revenue per unit (“ARPU”).

•	The Business Network Services and Business Infrastructure Services divisions contributed a combined $19 million to the consolidated revenue improvements for the quarter driven primarily by customer growth. Consumer division revenue for the period decreased $5 million or 0.5% compared to the third quarter of fiscal 2016.

Compared to the second quarter of fiscal 2017, consolidated revenue for the quarter increased 1.2% or by $15 million. The increase in revenue over the prior quarter relates primarily to growth in the Wireless division driven by higher handset sales, added RGUs and improved ARPU.

Revenue for the nine-month period of $3.91 billion increased $359 million or 10.1% from $3.55 billion for the comparable period in fiscal 2016, highlighted by the following:

•	The year-over-year improvement in revenue was primarily due to the Wireless division contributing revenues of $433 million for the nine-month period in fiscal 2017 as compared to $132 million in the three-month period for fiscal 2016 following the acquisition of Freedom Mobile (formerly, WIND) on March 1, 2016.

•	Excluding the results of the Wireless division, revenue for the nine-month period from the combined Consumer, Business Network Services and Business Infrastructure Services divisions was up $52 million or 1.5%. Customer acquisition was the primary driver of revenue growth in the Business Network Services and Business Infrastructure Services divisions. The Consumer division’s revenue was comparable to the prior year.

Operating income before restructuring costs and amortization

Third quarter operating income before restructuring costs and amortization of $550 million decreased slightly by $3 million or 0.5% from $553 million for the third quarter of 2016, highlighted by the following:

•	The year-over-year improvements from the Wireless, Business Network Services and Business Infrastructure Services divisions were fully offset by the $26 million or 6.1% decrease from the Consumer division driven by higher sales and marketing costs associated with the launch of BlueSky TV, promotional discounts, programming costs and lower RGUs as compared to the prior year.

Consolidated operating margin for the third quarter of 42.0% was down from 43.4% in the third quarter of fiscal 2016 due primarily to the impact of the lower Consumer division margin driven by higher costs in the quarter.

Shaw Communications Inc.

Compared to the second quarter of fiscal 2017, operating income before restructuring costs and amortization for the current quarter was up $12 million driven primarily by the Wireless division operating results.

For the nine-month period, operating income before restructuring costs and amortization of $1.63 billion increased $67 million or 4.3% from $1.56 billion for the comparable period, highlighted by the following:

•	The year-over-year improvement was primarily due to the Wireless division contributing $101 million over the nine-month period as compared to $29 million in fiscal 2016 over the three-month period following the acquisition of Freedom Mobile (formerly, WIND) on March 1, 2016.

•	The combined operating income before restructuring costs and amortization increase of $35 million for the nine-month period in the Business Network Services and Business Infrastructure Services divisions was more than fully offset by $40 million of lower operating income before restructuring costs and amortization in the Consumer division.

Free cash flow

Free cash flow for the third quarter of $132 million decreased $50 million from $182 million for the third quarter of 2016.

•	Free cash flow decreased in the quarter as a result of higher planned capital expenditures of $36 million and $29 million lower free cash flow from discontinued operations primarily related to the former Media operations. The decreases were partially offset by higher dividends from Corus of $8 million, $6 million lower interest and $3 million lower cash taxes.

Net Income

Net income of $133 million and $370 million for the three and nine months ended May 31, 2017, respectively, compared to $704 million and $1.09 billion for the same periods in fiscal 2016. The changes in net income are outlined in the following table.

	May 31, 2017 net income compared to:
	Three months ended		Nine months ended
(millions of Canadian dollars)	February 28, 2017	May 31, 2016	May 31, 2016
Increased (decreased) operating income before restructuring costs and amortization (1)	12	(3)	67
Decreased (increased) restructuring costs	(43)	(20)	(32)
Increased amortization	(8)	(24)	(90)
Decreased (increased) interest expense	1	5	7
Change in net other costs and revenue (2)	38	155	135
Decreased (increased) income taxes	18	(23)	(13)
Decreased income from discontinued operations, net of tax	(32)	(661)	(790)

	(14)	(571)	(716)

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures.”
(2)	Net other costs and revenue includes business acquisition costs, accretion of long-term liabilities and provisions, debt retirement costs, equity income and losses of an associate or joint venture and other losses as detailed in the unaudited Consolidated Statements of Income.

Change in net other costs and revenue in the third quarter had a $38 million favourable impact on net income compared to the second quarter of fiscal 2017 primarily due to a $15 provision reversal related to the wind down of shomi and $17 million higher equity income from our investment in Corus.

Change in net other costs and revenue in the third quarter had a $155 million favourable impact on net

Shaw Communications Inc.

income compared to the third quarter of fiscal 2016 primarily due to a decrease in year-over-year non-operating costs including the following; i) prior year write-down and equity loss on the investment in shomi in the amount of $66 million, ii) prior year write-down of $20 million in respect of a private portfolio investment, and iii) $12 million business acquisition costs related to the acquisition of Freedom Mobile (formerly, WIND). Also, in the current quarter, the company recorded a $15 million provision reversal related to the wind down of shomi and $36 million increase in the year-over-year equity income from our investment in Corus.

Outlook

Heading into the final quarter of fiscal 2017, the Company is refining its full year fiscal 2017 financial guidance for operating income before restructuring costs and amortization to range between $2.135 and $2.160 billion, capital investment of approximately $1.35 billion and free cash flow of approximately $400 million.

These refinements include the results of the Business Infrastructure Services division, comprised primarily of ViaWest, Inc., through the end of fiscal 2017 and reflect a modest acceleration of capital spend associated primarily with strategic network enhancements and the evolving wireless platform.

Providing both the sale of ViaWest and the acquisition of spectrum are completed in the near term, the Company expects its ratio of debt to operating income before restructuring costs and amortization to be below the low end of its target 2.0 to 2.5 times and the $1.5 billion credit facility to be fully undrawn.

See “Caution concerning forward-looking statements.”

Non-IFRS and additional GAAP measures

The Company’s continuous disclosure documents may provide discussion and analysis of non-IFRS financial measures. These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure documents may also provide discussion and analysis of additional GAAP measures. Additional GAAP measures include line items, headings, and sub-totals included in the financial statements.

The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The non-IFRS financial measures and additional GAAP measures have not been presented as an alternative to net income or any other measure of performance required by IFRS.

Below is a discussion of the non-IFRS financial measures and additional GAAP measures used by the Company and provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.

Shaw Communications Inc.

Operating income before restructuring costs and amortization

Operating income before restructuring costs and amortization is calculated as revenue less operating, general and administrative expenses. It is intended to indicate the Company’s ongoing ability to service and/or incur debt, and is therefore calculated before one-time items such as restructuring costs, amortization (a non-cash expense) and interest. Operating income before restructuring costs and amortization is also one of the measures used by the investing community to value the business.

	Three months ended May 31,		Nine months ended May 31,
(millions of Canadian dollars)	2017	2016	2017	2016
Operating income from continuing operations	235	282	780	835
Add back (deduct):
Restructuring costs	43	22	54	22
Amortization:
Deferred equipment revenue	(10)	(13)	(31)	(43)
Deferred equipment costs	30	33	90	104
Property, plant and equipment, intangibles and other	252	229	732	640

Operating income before restructuring costs and amortization	550	553	1,625	1,558

Operating margin

Operating margin is calculated by dividing operating income before restructuring costs and amortization by revenue.

	Three months ended May 31,				Nine months ended May 31,
	2017	2016	Change %		2017	2016	Change %
Consumer	43.1%	45.7%	(2.6pts	)	43.0%	44.4%	(1.4pts	)
Business Network Services	51.1%	50.0%	1.1pts		51.5%	49.2%	2.3pts
Business Infrastructure Services	38.5%	38.4%	0.1pts		37.5%	36.7%	0.8pts
Wireless	27.3%	22.0%	5.3pts		23.3%	22.0%	1.3pts

Income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items

Income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items is calculated as revenue less operating, general and administrative expenses from discontinued operations. This measure is used in the determination of free cash flow.

	Three months ended May 31,		Nine months ended May 31,
(millions of Canadian dollars)	2017	2016	2017	2016
Income from discontinued operations, net of tax	(31)	630	(30)	760
Add back (deduct):
Gain on divestiture, net of tax	—	(615)	—	(615)
Income taxes	—	10	1	58
Amortization:
Property, plant and equipment, intangibles and other	1	1	2	14
Other non-operating items	32	16	32	19

Income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items	2	42	5	236

Shaw Communications Inc.

Free cash flow

The Company utilizes this measure to assess the Company’s ability to repay debt and pay dividends to shareholders. Free cash flow is calculated as free cash flow from continuing operations and free cash flow from discontinued operations.

Free cash flow from continuing operations is comprised of operating income before restructuring costs and amortization adding dividends from equity accounted associates, changes in receivable related balances with respect to customer equipment financing transactions as a cash item and deducting capital expenditures (on an accrual basis and net of proceeds on capital dispositions) and equipment costs (net), interest, cash taxes paid or payable, dividends paid on the preferred shares, recurring cash funding of pension amounts net of pension expense and adjusted to exclude share-based compensation expense.

Free cash flow from continuing operations has not been reported on a segmented basis. Certain components of free cash flow from continuing operations, including operating income before restructuring costs and amortization continue to be reported on a segmented basis. Capital expenditures and equipment costs (net) are reported on a combined basis for Consumer and Business Network Services due to the common infrastructure and separately for Business Infrastructure Services and Wireless. Other items, including interest and cash taxes, are not generally directly attributable to a segment, and are reported on a consolidated basis.

Free cash flow from discontinued operations is comprised of income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items after deducting capital expenditures (on an accrual basis and net of proceeds on capital dispositions), cash taxes paid or payable, program rights amortization on assets held for sale, cash amounts associated with funding CRTC benefit obligations related to media acquisitions, recurring cash funding of pension amounts net of pension expense and excludes non-controlling interest amounts that are included in the income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items.

Shaw Communications Inc.

Free cash flow is calculated as follows:

	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars)	2017	2016	Change %	2017	2016	Change %
Revenue
Consumer	930	935	(0.5)	2,810	2,813	(0.1)
Business Network Services	137	128	7.0	410	384	6.8
Business Infrastructure Services	96	86	11.6	277	248	11.7
Wireless	154	132	16.7	433	132	228.0

	1,317	1,281	2.8	3,930	3,577	9.9
Intersegment eliminations	(6)	(6)	—	(18)	(24)	(25.0)

	1,311	1,275	2.8	3,912	3,553	10.1

Operating income before restructuring costs and amortization (1)
Consumer	401	427	(6.1)	1,209	1,249	(3.2)
Business Network Services	70	64	9.4	211	189	11.6
Business Infrastructure Services	37	33	12.1	104	91	14.3
Wireless	42	29	44.8	101	29	248.3

	550	553	(0.5)	1,625	1,558	4.3

Capital expenditures and equipment costs (net):(2)
Consumer and Business Network Services	232	201	15.4	651	651	—
Business Infrastructure Services	33	35	(5.7)	84	105	(20.0)
Wireless	58	51	13.7	176	51	245.1

	323	287	12.5	911	807	12.9

Free cash flow before the following	227	266	(14.7)	714	751	(4.9)
Less:
Interest	(73)	(79)	(7.6)	(221)	(227)	(2.6)
Cash taxes	(52)	(55)	(5.5)	(139)	(186)	(25.3)
Other adjustments:
Dividends from equity accounted associates	22	14	57.1	65	14	364.3
Non-cash share-based compensation	1	1	—	3	2	50.0
Pension adjustment	4	3	33.3	8	(17)	(147.1)
Customer equipment financing	2	3	(33.3)	6	7	(14.3)
Preferred share dividends	(2)	(3)	(33.3)	(6)	(10)	(40.0)

Free cash flow from continuing operations	129	150	(14.0)	430	334	28.7

Income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items	2	42		5	236
Less:
Capital expenditures	1	(1)		2	(3)
Cash taxes	—	12		(1)	(28)
Program Rights	—	(14)		—	(33)
CRTC benefit obligation funding	—	(3)		—	(11)
Non-controlling interests	—	(4)		—	(20)
Pension adjustment	—	—		—	(2)

Free cash flow from discontinued operations	3	32		6	139

Free cash flow	132	182	(27.5)	436	473	(7.8)

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures.”
(2)	Per Note 4 to the unaudited interim Consolidated Financial Statements.

Shaw Communications Inc.

Discussion of operations

Consumer

	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars)	2017	2016	Change %	2017	2016	Change %
Revenue	930	935	(0.5)	2,810	2,813	(0.1)
Operating income before restructuring costs and amortization (1)	401	427	(6.1)	1,209	1,249	(3.2)

Operating margin (1)	43.1%	45.7%	(2.6pts )	43.0%	44.4%	(1.4pts )

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures.”

Consumer RGUs in the second quarter increased by 38,517, a substantial improvement over the 47,256 RGU loss in the third quarter of fiscal 2016. This quarter’s Consumer RGU result represents the division’s first positive net video RGU quarter since the fourth quarter of fiscal 2010. The trend of year-over-year subscriber improvement continues to be driven by strong Internet subscriber growth linked to the WideOpen Internet 150 offering combined with our new BlueSky TV offering and by notable reductions in disconnects. The Company’s network strength, strong value plan offerings and positive customer retention are also contributing positively to subscriber gains.

Revenue

•	Consumer revenue for the third quarter of fiscal 2017 decreased slightly by 0.5% compared to the third quarter of fiscal 2016. Higher revenue generated by August 2016 rate increases and incremental Internet RGUs were fully offset by the impact of overall year-over-year reductions to phone, cable and satellite video RGUs.

•	As compared to the second quarter of fiscal 2017, the current quarter revenue decreased $3 million or 0.3%. The quarter-over-quarter decrease was primarily due to the impact of increased promotional discounts.

Operating income before restructuring costs and amortization

•	Operating income before restructuring costs and amortization for the quarter of $401 million was down 6.1% or $26 million from $427 million in the third quarter of fiscal 2016. Higher revenue from August 2016 rate increases was more than fully offset by the impact of higher sales and marketing costs associated with the launch of BlueSky TV, promotional discounts, programming costs and lower RGUs as compared to the prior year.

•	As compared to the second quarter of fiscal 2017, operating income before restructuring costs and amortization for the current quarter was $2 million or 0.5% lower as the impact of increased RGUs and rate increases in satellite video was more than fully offset by sales and marketing costs, and promotional discounts.

Shaw Communications Inc.

Business Network Services

	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars)	2017	2016	Change %	2017	2016	Change %
Revenue	137	128	7.0	410	384	6.8
Operating income before restructuring costs and amortization (1)	70	64	9.4	211	189	11.6

Operating margin (1)	51.1%	50.0%	1.1pts	51.5%	49.2%	2.3pts

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures.”

Revenue

•	Revenue of $137 million for the quarter was up $9 million or 7.0% over the comparable period. The core business, excluding satellite services, increased revenues 10.0% in the current quarter primarily due to continued growth across the entire customer base.

•	As compared to the second quarter of fiscal 2017, excluding the impact of discontinued operations, revenue was comparable reflecting continued organic customer growth offset by price adjustments relating to our legacy phone product.

Operating income before restructuring costs and amortization

•	Operating income before restructuring costs and amortization of $70 million for the quarter improved by $6 million or 9.4% over the comparable period. The improvements were driven primarily by increased revenue from customer growth and migration from legacy products to higher margin Smart suite offerings.

•	As compared to the second quarter of fiscal 2017, operating income before restructuring costs and amortization for the quarter decreased by $2 million primarily driven by increased sales and marketing related costs.

Business Infrastructure Services

	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars)	2017	2016	Change %	2017	2016	Change %
Revenue	96	86	11.6	277	248	11.7
Operating income before restructuring costs and amortization (1)	37	33	12.1	104	91	14.3

Operating margin (1)	38.5%	38.4%	0.1pts	37.5%	36.7%	0.8pts

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures.”

Revenue

•	Revenue for the quarter increased $10 million or 11.6% over the third quarter of fiscal 2016. Excluding the effect of foreign exchange, revenue for the U.S. based operations increased by 6.9% to US$71 million for the three-month period primarily due to continued organically generated customer growth.

•	As compared to the second quarter of fiscal 2017, revenue for the quarter increased slightly by $5 million or 5.5%. Excluding the effect of foreign exchange, revenue in the third quarter of fiscal 2017 for the U.S. based operations increased by 2.3% over the second quarter of fiscal 2017.

Shaw Communications Inc.

Operating income before restructuring costs and amortization

•	Operating income before restructuring costs and amortization for the quarter improved $4 million or 12.1% over the comparable period. Excluding the effect of foreign exchange, operating income before restructuring costs and amortization for the U.S. based operations increased by 7.3% to US$28 million for the three-month period. Year-over-year improvement was due primarily to customer growth.

•	As compared to the second quarter of fiscal 2017, operating income before restructuring costs and amortization for the current quarter was up 5.7% or $2 million driven by increased revenue and the impact of higher seasonal costs incurred in the second quarter of fiscal 2017. Excluding the effect of foreign exchange, operating income before restructuring costs and amortization in the third quarter of fiscal 2017 for the U.S. based operations increased by 3.1% over the second quarter of fiscal 2017.

Wireless

	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars)	2017	2016	Change %	2017	2016	Change %
Revenue	154	132	16.7	433	132	>100.0
Operating income before restructuring costs and amortization (1)	42	29	44.8	101	29	>100.0

Operating margin (1)	27.3%	22.0%	5.3pts	23.3%	22.0%	1.3pts

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures.”

The Wireless division added nearly 20,000 RGUs in the quarter as compared to approximately 22,000 RGUs gained in the third quarter of fiscal 2016.

Revenue

•	Revenue of $154 million for the quarter was up $22 million or 16.7% over the comparable period. The increase in revenue was driven primarily by year-over-year growth in each postpaid and prepaid RGUs and due to improved ARPU of $37.05 as compared to $36.30 in the third quarter of fiscal 2016.

•	As compared to the second quarter of fiscal 2017, revenue for the quarter increased by $14 million or 10% over the second quarter of fiscal 2017, the result of added RGUs and improved ARPU on higher rate plan mix as compared to $36.44 ARPU in the prior quarter.

Shaw Communications Inc.

Operating income before restructuring costs and amortization

•	Operating income before restructuring costs and amortization of $42 million for the quarter improved by $13 million or 44.8% over the third quarter of fiscal 2016. The improvements were driven primarily by increased revenue from added RGUs and improved ARPU in addition to reduced employee related costs offset partially by an increase in marketing, network and other commercial costs.

•	As compared to the second quarter of fiscal 2017, operating income before restructuring costs and amortization increased by $13 million or 44.8% over the second quarter of fiscal 2017, an improvement driven by the increase in revenue and by higher prior quarter seasonal commercial costs, costs associated with the branding transition to Freedom Mobile and other promotional related costs.

Capital expenditures and equipment costs

	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars)	2017	2016	Change %	2017	2016	Change %
Consumer and Business Network Services
New housing development	27	29	(6.9)	74	79	(6.3)
Success based	77	61	26.2	219	203	7.9
Upgrades and enhancements	102	80	27.5	275	277	(0.7)
Replacement	6	12	50.0	19	30	(36.7)
Building and other	20	19	5.3	64	62	3.2

Total as per Note 4 to the unaudited interim consolidated financial statements	232	201	15.4	651	651	—

Business Infrastructure Services
Total as per Note 4 to the unaudited interim consolidated financial statements	33	35	(5.7)	84	105	(20.0)

Wireless
Total as per Note 4 to the unaudited interim consolidated financial statements	58	51	13.7	176	51	245.1

Consolidated total as per Note 4 to the unaudited interim consolidated financial statements	323	287	12.5	911	807	12.9

Third quarter capital investment was $323 million, a $36 million or 12.5% increase over the comparable period, driven by added capital expenditures of $21 million in broadband capacity expansion, $16 million in success based equipment and $7 million in the Wireless division. The increases were partially offset by $6 million of reduced network replacement activity.

Consumer and Business Network Services

•	Success based capital for the quarter of $77 million was $16 million higher than in the third quarter of fiscal 2016. The increase was driven by higher equipment costs in video associated with the BlueSky TV product, purchases of advanced Internet Wi-Fi modems, and satellite digital network upgrade (“DNU”). The increases were partially offset by reduced installation costs in all product lines.

•	For the quarter, investment in the combined upgrades and enhancement and replacement categories was $108 million, a $16 million or 17.4% increase over the prior year driven by increased spend on network capacity upgrades in support of enhanced broadband capacity, DOCSIS 3.1, and satellite DNU.

Business Infrastructure Services

•	Capital investment of $33 million for the quarter was comparable to the prior year with customer installation costs in existing facilities the main driver of investment.

Shaw Communications Inc.

Wireless

•	Capital investment of $176 million for the year and $58 million in the third quarter related primarily to investment for the continued improvement in network infrastructure, specifically the LTE-Advanced network rollout readiness project across the network as well as capital investments in the upgrade of back office systems.

Discontinued operations

Shaw Tracking

During the current quarter, the Company entered an agreement to sell a group of assets comprising the operations of Shaw Tracking, a fleet tracking operation reported within the Company’s Business Network Services segment. The Company determined that the assets and liabilities of the Shaw Tracking business met the criteria to be classified as a disposal group held for sale for the period ended May 31, 2017. Accordingly, the assets and liabilities of the Shaw Tracking business were reclassified in the consolidated balance sheet at May 31, 2017 to current assets held for sale or current liabilities held for sale, respectively, as the sale of such assets and liabilities is expected within one year. In addition, the operating results and operating cash flows of the business are presented as discontinued operations separate from the Company’s continuing operations.

In connection with the reclassification of assets and liabilities of the Shaw Tracking business as held for sale, the Company reviewed the carrying value of the resulting disposal group and determined it exceeded its fair value less cost to sell at May 31, 2017. Accordingly, an impairment charge of $32 million was recorded during the quarter.

	Three months ended May 31,		Nine months ended May 31,
(millions of Canadian dollars)	2017	2016	2017	2016
Revenue	8	8	25	25

Operating, general and administrative expenses
Employee salaries and benefits	2	2	5	5
Purchases of goods and services	4	4	15	13

	6	6	20	18
Amortization	1	1	2	3
Impairment of goodwill / disposal group	32	17	32	17

Income (loss) from discontinued operations before tax	(31)	(16)	(29)	(13)
Income taxes	—	—	1	1

Income (loss) from discontinued operations, net of tax	(31)	(16)	(30)	(12)

Shaw Communications Inc.

Shaw Media

On April 1, 2016, Shaw sold 100% of its wholly owned subsidiary Shaw Media Inc. to Corus, a related party subject to common voting control for $2.65 billion, comprised of $1.85 billion in cash and 71,364,853 Corus Class B non-voting participating shares. Accordingly, the operating results and operating cash flows for the previously reported Media division are presented as discontinued operations separate from the Company’s continuing operations.

	Three months ended May 31,		Nine months ended May 31,
(millions of Canadian dollars)	2017	2016	2017	2016
Revenue	—	88	—	610
Eliminations (1)	—	(7)	—	(46)

	—	81	—	564

Operating, general and administrative expenses
Employee salaries and benefits	—	16	—	109
Purchases of goods and services	—	32	—	272

	—	48	—	381
Eliminations (1)	—	(7)	—	(46)

	—	41	—	335
Amortization	—	—	—	11
Accretion of long-term liabilities and provisions	—	—	—	2
Other losses	—	(1)	—	—

Income from discontinued operations before tax and gain on divestiture	—	41	—	216
Income taxes	—	10	—	57

Income (loss) from discontinued operations, net of tax	—	31	—	159

Gain on Divesture	—	662	—	662
Income taxes or gain	—	47	—	47
Income (loss) from discontinued operations, net of tax	—	646	—	774

(1)	Eliminations relate to intercompany transactions between continuing and discontinued operations. The costs are included in continuing operations as they are expected to continue to be incurred subsequent to the disposition.

Supplementary quarterly financial information

Quarter	Revenue	Operating income before restructuring costs and amortization (1)	Net income from continuing operations attributable to equity shareholders	Net income attributable to equity shareholders	Net income (2)	Basic and Diluted earnings per share from continuing operations	Basic and Diluted earnings per share
(millions of Canadian dollars except per share amounts)
2017
Third	1,311	550	164	133	133	0.33	0.27
Second	1,296	538	146	147	147	0.29	0.30
First	1,305	537	89	89	89	0.18	0.18
2016
Fourth	1,297	547	143	154	154	0.29	0.31
Third	1,275	553	74	700	704	0.14	1.44
Second	1,143	500	115	156	164	0.23	0.32
First	1,135	505	137	209	218	0.28	0.43
2015
Fourth	1,123	524	248	272	276	0.52	0.57

(1)	See definition and discussion under “Non-IFRS and additional GAAP measures.”
(2)	Net income attributable to both equity shareholders and non-controlling interests

Shaw Communications Inc.

In the third quarter of fiscal 2017, net income decreased $14 million compared to the second quarter of fiscal 2017 mainly due to current quarter restructuring costs and losses on discontinued operations, net of tax, as well as increased amortization. The decrease was partially offset by an increase in operating income before restructuring costs and amortization, higher equity income from our investment in Corus and lower income taxes. See “Other income and expense items” for further detail on non-operating items.

In the second quarter of fiscal 2017, net income increased $58 million compared to the first quarter of fiscal 2017 mainly due to a non-recurring provision related to the wind down of shomi operations recorded in the first quarter, partially offset by an increase in amortization and income taxes. Also contributing to the increased net income were lower restructuring costs, partially offset by lower equity income from our investment in Corus. See “Other income and expense items” for further detail on non-operating items.

In the first quarter of fiscal 2017, net income decreased $65 million compared to the fourth quarter of fiscal 2016 mainly due to a non-recurring provision related to the wind down of shomi operations included in net other costs and revenue for the current quarter. Also contributing to the decreased net income was lower operating income before restructuring costs and amortization, higher restructuring charges and lower income from discontinued operations, partially offset by $27 million equity income from our investment in Corus and lower income taxes. See “Other income and expense items” for further detail on non-operating items.

In the fourth quarter of fiscal 2016 net income decreased $550 million compared to the third quarter of fiscal 2016 mainly due to lower income from discontinued operations, net of tax, relating primarily to the gain on the divestiture of the former Media division recorded in the third quarter, decreased operating income before restructuring costs and amortization, and higher income taxes. Partly offsetting the decrease in net income were decreases in net other costs and revenue and restructuring costs. Net other costs and revenue decreased primarily due to non-recurring charges recorded in the third quarter, including a $17 million impairment of goodwill relating to the Tracking business, a $51 million impairment of the Company’s joint venture investment in shomi, a $20 million write-down of a private portfolio investment, $12 million acquisition related costs and a $10 million loss from an equity accounted associate.

Net income for the third quarter of fiscal 2016 increased $540 million compared to the second quarter of fiscal 2016 mainly due to higher income from discontinued operations, net of tax, relating primarily to the gain on the divestiture of the former Media division, increased operating income before restructuring costs and amortization and lower income taxes. Partly offsetting the net income improvement in the quarter were: i) decreased net other costs and revenue; ii) increased restructuring charges; and iii) increased amortization. Net other costs and revenue decreased primarily due to a $17 million impairment of goodwill relating to the Shaw Tracking operations in the Business Network Services division, a $51 million impairment of the Company’s shomi joint venture investment, a $20 million write-down of a private portfolio investment and a $10 million loss from an equity accounted associate.

In the second quarter of fiscal 2016, net income decreased $54 million compared to the first quarter of fiscal 2016 mainly due to decreased income from discontinued operations, net of tax, of $32 million, primarily due to the seasonality of the Media business reflected in income from discontinued operations, net of tax, and net other costs and revenue of $13 million. Net other costs and revenue decreased primarily due to $8 million of costs recorded in the quarter related to the acquisition of Freedom Mobile (formerly, WIND) and INetU.

In the first quarter of fiscal 2016, net income decreased $58 million compared to the fourth quarter of 2015 mainly due to a change in net other costs and revenues of $140 million and decrease in operating

Shaw Communications Inc.

income before restructuring costs and amortization of $17 million offset by an increase in income from discontinued operations, net of tax, of $51 million and a decrease in income taxes of $50 million. Net other costs and revenue decreased primarily due to a fourth quarter fiscal 2015 gain on the sale of wireless spectrum of $158 million less the impact of a $27 million write-down of a private portfolio investment in the same period offset by an increase in the equity loss of a joint venture interest in shomi of $5 million in the first quarter of fiscal 2016.

In the fourth quarter of fiscal 2015, net income increased $67 million primarily due to improved net other costs and revenue of $191 million partially offset by lower income from discontinued operations, net of tax, of $44 million and higher income tax expense of $70 million. The improvement in net other costs and revenue items was due to the combined effect of the aforementioned sale of spectrum licenses and write-down of a private portfolio investment during the fourth quarter and the $59 million net charge arising in the third quarter related to an impairment of goodwill, write-down of IPTV assets and proceeds received from the Shaw Court insurance claim.

Other income and expense items

Amortization

	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars)	2017	2016	Change %	2017	2016	Change %
Amortization revenue (expense)
Deferred equipment revenue	10	13	(23.1)	31	43	(27.9)
Deferred equipment costs	(30)	(33)	(9.0)	(90)	(104)	(13.5)
Property, plant and equipment, intangibles and other	(252)	(229)	10.0	(732)	(640)	14.4

Amortization of property, plant and equipment, intangibles and other increased 10.0% and 14.4% for the three and nine months ended May 31, 2017 over the comparable periods due to amortization of new expenditures exceeding the amortization of assets that became fully amortized during the periods, and only three months of Wireless division amortization included in the prior year subsequent to the acquisition of Freedom Mobile (formerly WIND Mobile) on March 1, 2016.

Amortization of financing costs and Interest expense

	Three months ended May 31,			Nine Months ended May 31,
(millions of Canadian dollars)	2017	2016	Change %	2017	2016	Change %
Amortization of financing costs – long-term debt	1	1	—	4	4	—
Interest expense	74	79	(6.3)	222	229	(3.1)

Interest expense for the three and nine month periods ended May 31, 2017 was lower than the comparable periods due to lower average outstanding debt balances in the current year.

Equity income (loss) of an associate or joint venture

For the three and nine month periods ended May 31, 2017 the Company recorded equity income of $26 million and $62 million related to its interest in Corus, compared to equity losses of $10 million for the comparable periods. In the comparable periods, the Company also recorded equity losses of $15 million and $51 million, respectively, related to its interest in shomi.

Shaw Communications Inc.

Other losses

This category generally includes realized and unrealized foreign exchange gains and losses on U.S. dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. For the nine months ended May 31, 2017, the category also includes a net $92 million provision in respect of the Company’s investment in shomi which announced a wind down of operations during the first quarter. In the comparable year, the category includes a write-down of $51 million in respect of the Company’s investment in shomi, a write-down of $20 million in respect of a private portfolio investment and asset write-downs of $6 million.

Income taxes

Income taxes are higher in the current year mainly due to an increase in net income from continuing operations and the impact of other adjustments.

Financial position

Total assets were $15.4 billion at May 31, 2017 and August 31, 2016. Following is a discussion of significant changes in the consolidated statement of financial position since August 31, 2016.

Current assets decreased $148 million due to decreases in cash of $230 million and account receivable of $25 million, offset by increases in inventories of $24 million, other current assets of $22 million and assets held for sale of $61 million. Cash decreased as the cash outlay for investing activities and financing activities exceeded the funds provided by operations. Inventories increased due to the acquisition of additional customer equipment to support the newly-launched BlueSky TV service. Other current assets increased due to the timing of payments related to prepaid expenses. Assets held for sale include the assets of the Shaw Tracking business for which the sale is expected to be completed within a year.

Investments and other assets increased $69 million primarily due to equity income and other comprehensive income of associates related to the Company’s investment in Corus. Property, plant and equipment increased $124 million due to capital investment in excess of amortization and the effect of foreign exchange rates on the translation of ViaWest. Intangibles and goodwill decreased $25 million due to Shaw Tracking goodwill reclassified as held for sale partially offset by net software intangible additions and the ongoing effect of foreign exchange arising on translation of ViaWest.

Current liabilities decreased $463 million during the year due to decreases in current portion of long-term debt of $400 million, accounts payable and accrued liabilities of $69 million and income taxes payable of $87 million, partially offset by increases of $59 million in current provisions and $35 million in liabilities held for sale. Current portion of long-term debt decreased due to the repayment of $400 million 5.7% senior note at maturity on March 2, 2017. Accounts payable and accruals decreased due to the timing of payment and fluctuations in various payables including capital expenditures and interest. Income taxes payable decreased due to tax installment payments, partially offset by the current period provision. Current provisions increased primarily due to unpaid amounts relating to the provision for the wind down of the shomi investment and restructuring.

Long-term debt increased $356 million due to the issuance of $300 million fixed rate senior notes at a rate of 3.80% due March 1, 2027, additional U.S. dollar borrowings by ViaWest under its bank credit facilities and the effect of foreign exchange rates on ViaWest’s debt and the Company’s U.S. dollar

Shaw Communications Inc.

borrowings under its credit facility. The $300 million proceeds from the issuance of the fixed rate senior notes, together with cash on hand, was used to repay the $400 million senior note due on March 2, 2017.

Shareholders’ equity increased $138 million primarily due to an increase in share capital of $194 million and decrease in accumulated other comprehensive loss of $23 million, partly offset by a decrease in retained earnings of $75 million. Share capital increased due to the issuance of 7,123,282 Class B non-voting participating shares (“Class B Non-Voting Shares”) under the Company’s option plan and Dividend Reinvestment Plan (“DRIP”). As at June 15, 2017, share capital is as reported at May 31, 2017 with the exception of the issuance of a total of 65,460 Class B Non-Voting Shares upon exercise of options under the Company’s option plan. Retained earnings decreased due to dividends of $445 million, partially offset by current year earnings of $370 million. Accumulated other comprehensive loss decreased due to the net effect of exchange differences arising on the translation of ViaWest and U.S. dollar denominated debt designated as a hedge of the Company’s net investment in those foreign operations as well as re-measurements recorded on employee benefit plans and the Company’s share of other comprehensive income of associates.

Liquidity and capital resources

In the nine-month period ended May 31, 2017, the Company generated $436 million of free cash flow. Shaw used its free cash flow along with cash of $230 million, $300 million proceeds from a senior note issuance, borrowings of $33 million under ViaWest’s credit facility and proceeds on issuance of Class B Non-Voting Shares of $37 million to repay at maturity $400 million 5.7% senior notes, fund the net working capital change of $180 million, pay common share dividends of $286 million, make $115 million in financial investments, pay $45 million in restructuring costs and pay $10 million in other net items.

As at May 31, 2017, the Company had $175 million of cash on hand, as well as approximately $980 million of available credit under its $1.5 billion bank credit facility. On December 15, 2016, the Company amended the terms of this bank credit facility to extend the maturity date from December 2019 to December 2021. The facility is used for working capital and general corporate purposes.

The Company issued Class B Non-Voting Shares from treasury under its DRIP which resulted in cash savings and incremental Class B Non-Voting Shares of $149 million during the nine months ending May 31, 2017. On December 16, 2016, the Company amended its DRIP to permit eligible shareholders who are residents of the United States to enroll their Class A Participating Shares and Class B Non-voting Participating Shares in the DRIP. Prior to this amendment, the DRIP was only available to eligible shareholders who were residents of Canada.

Shaw’s and ViaWest’s credit facilities are subject to customary covenants which include maintaining minimum or maximum financial ratios.

Shaw Communications Inc.

Covenant Limit
Shaw Credit Facilities
Total Debt to Operating Cash Flow (1) Ratio	< 5.00:1
Operating Cash Flow (1) to Fixed Charges (2) Ratio	> 2.00:1
ViaWest Credit Facilities
Total Net Leverage Ratio (3)	≤ 6.50:1

(1)	Operating Cash Flow, for the purposes of the covenants, is calculated as net earnings before interest expense, depreciation, amortization and current and deferred income taxes, excluding profit or loss from investments accounted for on an equity basis, for the most recently completed fiscal quarter multiplied by four, plus cash dividends and other cash distributions received in the most recently completed four fiscal quarters from investments accounted for on an equity basis.
(2)	Fixed Charges are defined as the aggregate interest expense for the most recently completed fiscal quarter multiplied by four.
(3)	Total Net Leverage Ratio is calculated as the ratio of consolidated total debt under the facility as of the last day of the most recent completed four fiscal quarters to Consolidated Adjusted EBITDA of ViaWest for the same period. Consolidated Adjusted EBITDA, for the purposes of the covenants, is calculated similar to Operating income before restructuring and amortization with adjustments for certain items such as one-time expenses and extraordinary items.

At May 31, 2017, Shaw is in compliance with these covenants and based on current business plans, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants over the life of the borrowings.

Based on the aforementioned financing activities, available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations, including maturing debt, during the upcoming fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.

Cash Flow from Operations

Operating Activities

	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars)	2017	2016	Change %	2017	2016	Change %
Funds flow from operations	392	402	(2.5)	1,227	1,110	10.5
Net change in non-cash balances related to operations	45	22	>100.0	(86)	(27)	(>100.0)
Operating activities of discontinued operations	1	3		4	111

	438	427	2.6	1,145	1,194	(4.1)

For the three months ended May 31, 2017, funds flow from operations decreased over the comparable periods primarily due to higher restructuring costs and lower operating income before restructuring costs and amortization and lower income tax expense, partially offset by lower business acquisition costs. For the nine months ended May 31, 2017, funds flow from operations increased over the comparable periods primarily due to higher operating income before restructuring costs and amortization, lower income tax expense and lower business acquisition costs, partially offset by higher restructuring costs in the current year. For the nine-month period, funds flow from operations also included the impact of lower pension funding during the current year. The net change in non-cash working capital balances related to operations fluctuated over the comparative periods due to changes in other current asset balances and the timing of payment of current income taxes payable and accounts payable and accrued liabilities.

Investing Activities

	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars)	2017	2016	Increase	2017	2016	Increase
Cash flow used in investing activities	(395)	(65)	330	(1,040)	(910)	130

Shaw Communications Inc.

The cash used in investing activities increased over the comparable periods due primarily to the $246 million net impact of the acquisition of Freedom Mobile (formerly, WIND Mobile) and sale of Media in the prior year, and higher cash outlays for inventory and capital expenditures in the current year. The nine-month period also includes the $223 acquisition of INetU in the prior year.

Financing Activities

The changes in financing activities during the comparative periods were as follows:

	Three months ended May 31,		Nine months ended May 31,
(millions of Canadian dollars)	2017	2016	2017	2016
Bank loans – net borrowings	—	(25)	—	69
ViaWest’s credit facility and finance lease obligations	4	(3)	27	172
Repay 5.70% Senior unsecured notes	(400)	—	(400)	—
Issuance of 3.80% Senior unsecured notes	—		300	—
Repay CDN variable rate Senior notes	—	—	—	(300)
Issuance of 3.15% Senior unsecured notes	—	—	—	300
Repay 6.15% Senior unsecured notes	—	(300)	—	(300)
Senior notes issuance cost	—	—	(2)	(2)
Freedom Mobile finance lease obligations	—	—	(1)	—
Bank facility arrangement costs	(1)	(5)	(4)	(11)
Dividends	(98)	(100)	(292)	(296)
Issuance of Class B Non-Voting Shares	7	10	37	22
Financing activities of discontinued operations	—	(12)	—	(12)

	(488)	(435)	335	(358)

Accounting standards

The MD&A included in the Company’s August 31, 2016 Annual Report outlined critical accounting policies, including key estimates and assumptions that management has made under these policies, and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as described below.

Standards and amendments to standards issued but not yet effective

The Company has not yet adopted certain standards and amendments that have been issued but are not yet effective. The following pronouncements are being assessed to determine their impact on the Company’s results and financial position.

•	IFRIC 23, Uncertainty over Income Tax Treatments was issued in 2017 to clarify how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. It is required to be applied for annual periods commencing January 1, 2019.

Shaw Communications Inc.

Change in accounting policy

In November 2016, the IFRS Interpretations Committee (“the Committee”) published a summary of its meeting discussion regarding a request to clarify how an entity determines the expected manner of recovery of an intangible asset with an indefinite useful life for the purposes of measuring deferred tax in accordance with IAS 12 Income Taxes. Although the Committee decided not to add this issue to its agenda, the Committee noted that an intangible asset with an indefinite useful life is not a non-depreciable asset because a non-depreciable asset has an unlimited (or infinite) life, and that indefinite does not mean infinite. Consequently, the fact that an entity does not amortize an intangible asset with an indefinite useful life does not necessarily mean that the entity will recover the carrying amount of that asset only through sale and not through use. As such, the Company changed retrospectively its accounting policy for the accounting of deferred tax on intangible assets with indefinite useful lives to be in line with the Committee discussions.

The following table summarizes the impact of this change of accounting policy on previously reported consolidated statements of financial position. The change of accounting policy did not have an impact on the previously reported consolidated statements of income or consolidated statements of cash flows.

Increase (decrease) to previously reported amounts:

	As at August 31,
(millions of Canadian dollars)	2016	2015
Goodwill	143	182
Deferred income tax liabilities	740	779
Retained earnings (1)	(597)	(597)

(1)	Included in Shareholders’ equity – Common and preferred shareholders

Related Party Transactions

The Company’s transactions with related parties are discussed in its Management’s Discussion and Analysis for the year ended August 31, 2016 under “Related Party Transactions” and under Note 27 of the Consolidated Financial Statements of the Company for the year ended August 31, 2016. There has been no material change in the Company’s transactions with related parties between August 31, 2016 and May 31, 2017.

Financial Instruments

There has been no material change in the Company’s risk management practices with respect to financial instruments between August 31, 2016 and May 31, 2017. See “Known Events, Trends and Uncertainties – Interest Rates, Foreign Exchange Rates and Capital Markets” in the Company’s Management’s Discussion and Analysis for the year ended August 31, 2016 and the section entitled “Risk Management” under Note 28 of the Consolidated Financial Statements of the Company for the year ended August 31, 2016.

Risks and Uncertainties

The significant risks and uncertainties affecting the Company and its business are discussed in the Company’s August 31, 2016 Annual Report under “Known Events, Trends, Risks and Uncertainties” in Management’s Discussion and Analysis.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

(millions of Canadian dollars)	May 31, 2017	August 31, 2016	August 31, 2015
		(restated, note 2)	(restated, note 2)
ASSETS
Current
Cash	175	405	398
Accounts receivable	243	268	468
Inventories	89	65	60
Other current assets	160	138	78
Assets held for sale [notes 3]	61	—	5

	728	876	1,009
Investments and other assets [notes 12 and 13]	922	853	97
Property, plant and equipment	4,731	4,607	4,220
Other long-term assets	263	275	259
Deferred income tax assets	4	6	14
Intangibles	7,457	7,450	7,459
Goodwill	1,283	1,315	1,688

	15,388	15,382	14,746

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	875	944	887
Provisions	92	33	52
Income taxes payable	128	215	195
Unearned revenue	214	215	196
Current portion of long-term debt [notes 7 and 12]	12	412	608
Liabilities held for sale [note 3]	35	—	—

	1,356	1,819	1,938
Long-term debt [notes 7 and 12]	5,556	5,200	5,061
Other long-term liabilities	144	135	186
Provisions	57	53	10
Deferred credits	512	563	588
Deferred income tax liabilities	1,927	1,914	1,914

	9,552	9,684	9,697
Shareholders’ equity [notes 8 and 10]
Common and preferred shareholders	5,835	5,697	4,812
Non-controlling interests in subsidiaries	1	1	237

	5,836	5,698	5,049

	15,388	15,382	14,746

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	Three months ended May 31,		Nine months ended May 31,
(millions of Canadian dollars)	2017	2016	2017	2016
Revenue [note 4]	1,311	1,275	3,912	3,553
Operating, general and administrative expenses [note 6]	(761)	(722)	(2,287)	(1,995)
Restructuring costs [notes 6 and 14]	(43)	(22)	(54)	(22)
Amortization:
Deferred equipment revenue	10	13	31	43
Deferred equipment costs	(30)	(33)	(90)	(104)
Property, plant and equipment, intangibles and other	(252)	(229)	(732)	(640)

Operating income from continuing operations	235	282	780	835
Amortization of financing costs – long-term debt	(1)	(1)	(4)	(4)
Interest expense	(74)	(79)	(222)	(229)
Business acquisition costs	—	(12)	—	(21)
Equity income (loss) of an associate or joint venture	26	(25)	62	(61)
Other gains (losses) [note 15]	18	(74)	(91)	(82)

Income from continuing operations before income taxes	204	91	525	438
Current income tax expense [note 4]	41	44	115	164
Deferred income tax expense (recovery)	(1)	(27)	10	(52)

Net income from continuing operations	164	74	400	326
Income (loss) from discontinued operations, net of tax [note 3]	(31)	630	(30)	760

Net income	133	704	370	1,086

Net income from continuing operations attributable to:
Equity shareholders	164	74	400	326

Income (loss) from discontinued operations attributable to:
Equity shareholders	(31)	626	(30)	740
Non-controlling interests in subsidiaries held for sale	—	4	—	20

	(31)	630	(30)	760

Basic earnings per share [note 9]
Continuing operations	0.33	0.14	0.80	0.66
Discontinued operations	(0.06)	1.30	(0.06)	1.55

	0.27	1.44	0.74	2.21

Diluted earnings per share [note 9]
Continuing operations	0.33	0.14	0.80	0.66
Discontinued operations	(0.06)	1.30	(0.06)	1.54

	0.27	1.44	0.74	2.20

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited)

	Three months ended May 31,		Nine months ended May 31,
(millions of Canadian dollars)	2017	2016	2017	2016
Net income	133	704	370	1,086

Other comprehensive income (loss) [note 10]
Items that may subsequently be reclassified to income:
Change in unrealized fair value of derivatives designated as cash flow hedges	1	1	2	1
Adjustment for hedged items recognized in the period	(1)	—	(2)	—
Share of other comprehensive income (loss) of associates	(3)	(1)	7	(1)
Exchange differences on translation of a foreign operation	14	(36)	28	(8)
Exchange differences on US denominated debt hedging a foreign operation	(6)	16	(12)	5

	5	(20)	23	(3)
Items that will not subsequently be reclassified to income:
Remeasurements on employee benefit plans:
Continuing operations	(17)	(11)	—	(17)
Discontinued operations	—	3	—	2

	(12)	(28)	23	(18)

Comprehensive income	121	676	393	1,068

Comprehensive income attributable to:
Equity shareholders	121	672	393	1,048
Non-controlling interests in subsidiaries	—	4	—	20

	121	676	393	1,068

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited)

Nine months ended May 31, 2017
	Attributable to equity shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings (restated, note 2)	Accumulated other comprehensive loss	Total	Equity attributable to non-controlling interests	Total equity
Balance as at September 1, 2016	3,799	42	1,908	(52)	5,697	1	5,698
Net income	—	—	370	—	370	—	370
Other comprehensive income	—	—	—	23	23	—	23

Comprehensive income	—	—	370	23	393	—	393
Dividends	—	—	(296)	—	(296)	—	(296)
Dividend reinvestment plan	149	—	(149)	—	—	—	—
Shares issued under stock option plan	45	(7)	—	—	38	—	38
Share-based compensation	—	3	—	—	3	—	3

Balance as at May 31, 2017	3,993	38	1,833	(29)	5,835	1	5,836

Nine months ended May 31, 2016
	Attributable to equity shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings (restated, note 2)	Accumulated other comprehensive loss	Total	Equity attributable to non-controlling interests	Total equity
Balance as at September 1, 2015	3,500	45	1,286	(19)	4,812	237	5,049
Net income	—	—	1,066	—	1,066	20	1,086
Other comprehensive income	—	—	—	(18)	(18)	—	(18)

Comprehensive income	—	—	1,066	(18)	1,048	20	1,068
Dividends	—	—	(299)	—	(299)	—	(299)
Dividend reinvestment plan	139	—	(139)	—	—	—	—
Shares issued under stock option plan	26	(4)	—	—	22	—	22
Share-based compensation	—	2	—	—	2	—	2
Business Acquisition	68	—	—	—	68	—	68
Distributions declared by subsidiaries to non-controlling interests	—	—	—	—	—	(12)	(12)
Derecognition /Transfer on sale of discontinued operations	—	—	(4)	4	—	(244)	(244)

Balance as at May 31, 2016	3,733	43	1,910	(33)	5,653	1	5,654

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended May 31,		Nine months ended May 31,
(millions of Canadian dollars)	2017	2016	2017	2016
OPERATING ACTIVITIES
Funds flow from continuing operations [note 11]	392	402	1,227	1,110
Net change in non-cash balances related to continuing operations	45	22	(86)	(27)
Operating activities of discontinued operations	1	3	4	111

	438	427	1,145	1,194

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 4]	(302)	(257)	(829)	(740)
Additions to equipment costs (net) [note 4]	(21)	(20)	(58)	(62)
Additions to other intangibles [note 4]	(27)	(24)	(74)	(77)
Net (additions) reductions to inventories	(14)	4	(29)	5
Business acquisitions, net of cash acquired	—	(1,552)	—	(1,778)
Proceeds on sale of discontinued operations, net of cash sold	—	1,798	—	1,798
Net additions to investments and other assets	(31)	(12)	(50)	(55)
Distributions received and proceeds from sale of investments	—	—	—	2
Proceeds on disposal of property, plant and equipment	—	—	—	6
Investing activities of discontinued operations	—	(2)	—	(9)

	(395)	(65)	(1,040)	(910)

FINANCING ACTIVITIES
Increase in long-term debt	7	1,300	333	1,897
Debt repayments	(403)	(1,628)	(409)	(1,958)
Bank facility arrangement costs	(1)	(5)	(4)	(11)
Issue of Class B Non-Voting Shares [note 8]	7	10	37	22
Dividends paid on Class A Shares and Class B Non-Voting Shares	(96)	(96)	(286)	(286)
Dividends paid on Preferred Shares	(2)	(4)	(6)	(10)
Financing activities of discontinued operations	—	(12)	—	(12)

	(488)	(435)	(335)	(358)

Effect of currency translation on cash balances	—	(1)	—	—

Decrease in cash	(445)	(74)	(230)	(74)
Cash, beginning of the period	620	357	405	398
Cash, classified as assets held for sale at beginning of period	—	41	—	—

Cash of continuing operations, end of the period	175	324	175	324

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2017 and 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

1.	CORPORATE INFORMATION

Shaw Communications Inc. (the “Company”) is a diversified Canadian connectivity company whose core operating business is providing: Cable telecommunications and Satellite video services to residential customers (“Consumer”); data networking, Cable telecommunications, and Satellite video services to businesses and public sector entities (“Business Network Services”); data centre colocation, cloud technology and managed IT solutions to businesses (“Business Infrastructure Services”); and wireless services for voice and data communications (“Wireless”). The Company’s shares are listed on the Toronto Stock Exchange (“TSX”), TSX Venture Exchange and New York Stock Exchange.

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Statement of compliance

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and in compliance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The condensed interim consolidated financial statements of the Company for the three and nine months ended May 31, 2017 were authorized for issue by the Audit Committee on June 27, 2017.

Basis of presentation

These condensed interim consolidated financial statements have been prepared primarily under the historical cost convention except as detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2016 and are expressed in millions of Canadian dollars unless otherwise indicated. The condensed interim consolidated statements of income are presented using the nature classification for expenses.

The notes presented in these condensed interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed by IFRS in the Company’s annual consolidated financial statements. As a result, these condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2016.

The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.

Standards and amendments to standards issued but not yet effective

The Company has not yet adopted certain standards and amendments that have been issued but are not yet effective. The following pronouncements are being assessed to determine their impact on the Company’s results and financial position.

•	IFRIC 23, Uncertainty over Income Tax Treatments was issued in 2017 to clarify how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. It is required to be applied for annual periods commencing January 1, 2019.

Discontinued operations

The Company reports financial results for discontinued operations separately from continuing operations to distinguish the financial impact of disposal transactions from ongoing operations. Discontinued operations reporting

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2017 and 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

occurs when the disposal of a component or a group of components of the Company represents a strategic shift that will have a major impact on the Company’s operations and financial results, and where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

The results of discontinued operations are excluded from both continuing operations and business segment information in the interim consolidated financial statements and the notes to the interim consolidated financial statements, unless otherwise noted, and are presented net of tax in the statement of income for the current and comparative periods. Refer to Note 3 Discontinued Operations for further information regarding the Company’s discontinued operations.

Change in accounting policy

In November 2016, the IFRS Interpretations Committee (“the Committee”) published a summary of its meeting discussion regarding a request to clarify how an entity determines the expected manner of recovery of an intangible asset with an indefinite useful life for the purposes of measuring deferred tax in accordance with IAS 12 Income Taxes. Although the Committee decided not to add this issue to its agenda, the Committee noted that an intangible asset with an indefinite useful life is not a non-depreciable asset because a non-depreciable asset has an unlimited (or infinite) life, and that indefinite does not mean infinite. Consequently, the fact that an entity does not amortize an intangible asset with an indefinite useful life does not necessarily mean that the entity will recover the carrying amount of that asset only through sale and not through use. As such, the Company changed retrospectively its accounting policy for the accounting of deferred tax on intangible assets with indefinite useful lives to be in line with the Committee discussions.

The following table summarizes the impact of this change of accounting policy on previously reported consolidated statements of financial position. The change of accounting policy did not have an impact on the previously reported consolidated statements of income or consolidated statements of cash flows.

Increase (decrease) to previously reported amounts	As at August 31,
	2016	2015
Goodwill	143	182
Deferred income tax liabilities	740	779
Retained earnings (1)	(597)	(597)

(1)	Included in Shareholders’ equity – Common and preferred shareholders

3.	DISCONTINUED OPERATIONS

Shaw Tracking

During the quarter, the Company entered into an agreement to sell a group of assets comprising the operations of Shaw Tracking, a fleet tracking operation reported within the Company’s Business Network Services segment, for proceeds of approximately USD $20. The Company determined that the assets and liabilities of the Shaw Tracking business met the criteria to be classified as a disposal group held for sale for the period ended May 31, 2017. Accordingly, the assets and liabilities of the Shaw Tracking business were reclassified in the consolidated balance sheet at May 31, 2017 to current assets held for sale or current liabilities held for sale, respectively, as the sale of such assets and liabilities is expected within one year. In addition, the operating results and operating cash flows of the business are presented as discontinued operations separate from the Company’s continuing operations.

In connection with the reclassification of assets and liabilities of the Shaw Tracking business as held for sale, the Company reviewed the carrying value of the resulting disposal group and determined it exceeded its fair value less cost to sell at May 31, 2017. Accordingly, an impairment charge of $32 was recorded during the quarter.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2017 and 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

The following table summarizes the carrying value of the major classes of assets and liabilities of the disposal group which were classified as held for sale as at May 31, 2017:

May 31, 2017
Accounts receivable	6
Inventories	5
Other current assets	1
Other long-term assets	25
Goodwill	24

Total assets of the discontinued operations classified as held for sale	61

Accounts payable and accrued liabilities	5
Deferred credits	32
Deferred income tax liabilities	(2)

Total liabilities of the discontinued operations classified as held for sale	35

A reconciliation of the major classes of line items related to Shaw Tracking constituting income from discontinued operations, net of tax, as presented in the consolidated statements of income is as follows:

	Three months ended May 31,		Nine months ended May 31,
	2017	2016	2017	2016
Revenue	8	8	25	25

Operating, general and administrative expenses
Employee salaries and benefits	2	2	5	5
Purchases of goods and services	4	4	15	13

	6	6	20	18
Amortization	1	1	2	3
Impairment of goodwill/disposal group	32	17	32	17

Loss from discontinued operations before tax	(31)	(16)	(29)	(13)
Income taxes	—	—	1	1

Loss from discontinued operations, net of tax	(31)	(16)	(30)	(14)

Shaw Media

In the second quarter of fiscal 2016, the Company announced it had entered into an agreement with Corus Entertainment Inc. (“Corus”), a related party subject to common voting control, to sell 100% of its wholly owned subsidiary Shaw Media Inc. (“Shaw Media”) for a purchase price of approximately $2.65 billion comprised of $1.85 billion of cash and 71,364,853 Corus Class B non-voting participating shares. The transaction closed on April 1, 2016.

Although, through holding of the shares in Corus, the Company effectively retains an indirect, non-controlling interest in the former Media division subsequent to the sale, the Company no longer has control over the division. Accordingly, the operating results and operating cash flows for the previously reported Media segment are presented as discontinued operations separate from the Company’s continuing operations.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2017 and 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

A reconciliation of the major classes of line items related to Shaw Media constituting income from discontinued operations, net of tax, as presented in the consolidated statements of income is as follows:

	Three months ended May 31,		Nine months ended May 31,
	2017	2016	2017	2016
Revenue	—	88	—	610
Eliminations(1)	—	(7)	—	(46)

	—	81	—	564

Operating, general and administrative expenses
Employee salaries and benefits	—	16	—	109
Purchases of goods and services(2)	—	32	—	272

	—	48	—	381
Eliminations(1)	—	(7)	—	(46)

	—	41	—	335
Restructuring costs	—	—	—	—
Amortization(2)	—	—	—	11
Accretion of long-term liabilities and provisions	—	—	—	2
Other losses	—	(1)	—	—

Income from discontinued operations before tax and gain on divestiture	—	41	—	216
Income taxes	—	10	—	57

Income from discontinued operations, net of tax, before gain on divestiture	—	31	—	159

Gain on Divestiture	—	662	—	662
Income taxes	—	47	—	47

Income from Discontinued Operations, Net of Tax	—	646	—	774

(1)	Eliminations relate to intercompany transactions between continuing and discontinued operations. The costs are included in continuing operations as they continue to be incurred subsequent to the disposition.
(2)	As of the date the Media division met the criteria to be classified as held for sale in the prior year, the Company ceased amortization of non-current assets of the division, including program rights, property, plant and equipment, intangibles and other. Amortization that would otherwise have been taken in the three and nine month periods ended May 31, 2016 amounted to $15 and $35 for program rights and $2 and $6 for property, plant and equipment, intangibles and other.

4.	BUSINESS SEGMENT INFORMATION

The Company’s chief operating decision makers are the CEO, President and CFO and they review the operating performance of the Company by segments which comprise Consumer, Business Network Services, Business Infrastructure Services and Wireless. The chief operating decision makers utilize operating income before restructuring costs and amortization for each segment as a key measure in making operating decisions and assessing performance. The Consumer segment provides Cable telecommunications services including Video, Internet, Wi-Fi, Phone, and Satellite Video to Canadian consumers. The Business Network Services segment provides data networking, video, voice and Internet services through a national fibre-optic backbone network and also provides satellite Video services to North American businesses and public sector entities. The Business Infrastructure Services segment provides data centre colocation, cloud and managed services to North American and European businesses. The Wireless segment, formed by the acquisition of Freedom Mobile (formerly, WIND Mobile) on March 1, 2016, provides wireless services for voice and data communications serving customers in Ontario, British Columbia and Alberta. All of the Company’s reportable segments are substantially located in Canada with the exception of Business Infrastructure Services, consisting primarily of ViaWest, which has operations located in the United States and Europe. Information on operations by segment is as follows:

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2017 and 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

Operating information

	Three months ended May 31,		Nine months ended May 31,
	2017	2016	2017	2016
Revenue
Consumer	930	935	2,810	2,813
Business Network Services	137	128	410	384
Business Infrastructure Services	96	86	277	248
Wireless	154	132	433	132

	1,317	1,281	3,930	3,577
Intersegment eliminations	(6)	(6)	(18)	(24)

	1,311	1,275	3,912	3,553

Operating income before restructuring costs and amortization
Consumer	401	427	1,209	1,249
Business Network Services	70	64	211	189
Business Infrastructure Services	37	33	104	91
Wireless	42	29	101	29

	550	553	1,625	1,558
Restructuring costs	(43)	(22)	(54)	(22)
Amortization	(272)	(249)	(791)	(701)

Operating income	235	282	780	835

Current taxes
Operating	52	55	139	186
Other/non-operating	(11)	(11)	(24)	(22)

	41	44	115	164

Capital expenditures

	Three months ended May 31,		Nine months ended May 31,
	2017	2016	2017	2016
Capital expenditures accrual basis
Consumer and Business Network Services	209	180	588	583
Business Infrastructure Services	33	35	84	105
Wireless	58	51	176	51

	300	266	848	739

Equipment costs (net of revenue)
Consumer and Business Network Services	23	21	63	68

Capital expenditures and equipment costs (net)
Consumer and Business Network Services	232	201	651	651
Business Infrastructure Services	33	35	84	105
Wireless	58	51	176	51

	323	287	911	807

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	302	257	829	740
Additions to equipment costs (net)	21	20	58	62
Additions to other intangibles	27	24	74	77

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	350	301	961	879
Increase/decrease in working capital and other liabilities related to capital expenditures	(29)	(15)	(55)	(71)
Decrease in customer equipment financing receivables	2	1	5	5
Less: Proceeds on disposal of property, plant and equipment	—	—	—	(6)

Total capital expenditures and equipment costs (net) reported by segments	323	287	911	807

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2017 and 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

5.	PROVISIONS

In September 2016, shomi, a joint venture of the Company and Rogers Communications Inc., announced the decision to wind down its operations with service ending on November 30, 2016. The Company recorded a provision of $107 in the first quarter relating to the wind down of the investment. In the current quarter, a reversal of $15 of the provision was recorded, resulting in a aggregate provision of $92 for the year.

6.	OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES AND RESTRUCTURING COSTS

	Three months ended May 31,		Nine months ended May 31,
	2017	2016	2017	2016
Employee salaries and benefits	267	234	724	640
Purchase of goods and services	537	510	1,617	1,377

	804	744	2,341	2,017

7.	LONG-TERM DEBT

	May 31, 2017			August 31, 2016
	Long-term debt at amortized cost $	Adjustment for finance costs $	Long-term debt repayable at maturity $	Long-term debt at amortized cost $	Adjustment for finance costs $	Long-term debt repayable at maturity $
Corporate
Bank loans (1)	511	—	511	498	—	498
Cdn fixed rate senior notes-
5.70% due March 2, 2017	—	—	—	400	—	400
5.65% due October 1, 2019	1,247	3	1,250	1,246	4	1,250
5.50% due December 7, 2020	498	2	500	498	2	500
3.15% due February 19, 2021	298	2	300	298	2	300
4.35% due January 31, 2024	497	3	500	497	3	500
3.80% due March 1, 2027	298	2	300	—	—	—
6.75% due November 9, 2039	1,419	31	1,450	1,418	32	1,450

	4,768	43	4,811	4,855	43	4,898
Other
ViaWest – credit facility	730	11	741	682	13	695
ViaWest – other	28	—	28	31	—	31
Freedom Mobile – other	2	—	2	4	—	4
Burrard Landing Lot 2 Holdings Partnership	40	—	40	40	—	40

Total consolidated debt	5,568	54	5,622	5,612	56	5,668
Less current portion (2)	12	—	12	412	—	412

	5,556	54	5,610	5,200	56	5,256

(1)	Bank loans include borrowings of USD $380 at May 31, 2017 (August 31, 2016 – USD $380).
(2)	Current portion of long-term debt includes amounts due within one year in respect of ViaWest’s term loan, and ViaWest’s and Freedom Mobile’s finance lease obligations and landlord debt.

In December 2016, the Company amended the terms of its bank credit facility to extend the maturity date from December 2019 to December 2021.

On February 28, 2017, the Company issued $300 senior notes at a rate of 3.80% due March 1, 2027, and on March 2, 2017 the Company repaid $400 5.70% senior notes at their maturity.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2017 and 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

8.	SHARE CAPITAL

Changes in share capital during the nine months ended May 31, 2017 are as follows:

	Class A Shares		Class B Non-Voting Shares		Series A Preferred Shares		Series B Preferred Shares
	Number	$	Number	$	Number	$	Number	$
August 31, 2016	22,420,064	2	463,827,512	3,504	10,012,393	245	1,987,607	48
Issued upon stock option plan exercises	—	—	1,595,325	45	—	—	—	—
Issued pursuant to dividend reinvestment plan	—	—	5,527,957	149	—	—	—	—

May 31, 2017	22,420,064	2	470,950,794	3,698	10,012,393	245	1,987,607	48

9.	EARNINGS PER SHARE

Earnings per share calculations are as follows:

	Three months ended May 31,		Nine months ended May 31,
	2017	2016	2017	2016
Numerator for basic and diluted earnings per share ($)
Net income from continuing operations	164	74	400	326
Deduct: dividends on Preferred Shares	(2)	(3)	(6)	(11)

Net income attributable to common shareholders from continuing operations	162	71	394	315
Net income from discontinued operations	(31)	630	(30)	760
Deduct: net income from discontinued operations attributable to non-controlling interests	—	(4)	—	(20)

Net income from discontinued operations attributable to common shareholders	(31)	626	(30)	740

Net income attributable to common shareholders	131	697	364	1,055

Denominator (millions of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	492	482	490	478
Effect of dilutive securities (1)	1	1	1	1

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	493	483	491	479

Basic earnings per share ($)
Continuing operations	0.33	0.14	0.80	0.66
Discontinued operations	(0.06)	1.30	(0.06)	1.55

Attributable to common shareholders	0.27	1.44	0.74	2.21

Diluted earnings per share ($)
Continuing operations	0.33	0.14	0.80	0.66
Discontinued operations	(0.06)	1.30	(0.06)	1.54

Attributable to common shareholders	0.27	1.44	0.74	2.20

(1)	The earnings per share calculation does not take into consideration the potential dilutive effect of certain stock options since their impact is anti-dilutive. For the three and nine months ended May 31, 2017, 1,158,659 (2016 – 8,298,907) and 3,566,228 (2016 – 4,865,039) options were excluded from the diluted earnings per share calculation, respectively.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2017 and 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

10.	OTHER COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of other comprehensive income and the related income tax effects for the nine months ended May 31, 2017 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	3	(1)	2
Adjustment for hedged items recognized in the period	(3)	1	(2)
Share of other comprehensive income of associates	7	—	7
Exchange differences on translation of a foreign operation	28	—	28
Exchange differences on translation of US denominated debt hedging a foreign operation	(12)	—	(12)

	23	—	23
Items that will not be subsequently be reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	—	—	—

	23	—	23

Components of other comprehensive income and the related income tax effects for the three months ended May 31, 2017 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	2	(1)	1
Adjustment for hedged items recognized in the period	(2)	1	(1)
Share of other comprehensive income of associates	(3)	—	(3)
Exchange differences on translation of a foreign operation	14	—	14
Exchange differences on translation of US denominated debt hedging a foreign operation	(6)	—	(6)

	5	—	5
Items that will not be subsequently be reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	(23)	6	(17)

	(18)	6	(12)

Components of other comprehensive income and the related income tax effects for the nine months ended May 31, 2016 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivativies designated as cash flow hedges	1	—	1
Share of other comprehensive income of associates	(1)	—	(1)
Exchange differences on translation of a foreign operation	(8)	—	(8)
Exchange differences on translation of US denominated debt hedging a foreign operation	5	—	5

	(3)	—	(3)
Items that will not be subsequently be reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	(23)	6	(17)
Discontinued operations	2	—	2

	(24)	6	(18)

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2017 and 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

Components of other comprehensive income and the related income tax effects for the three months ended May 31, 2016 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flows	1	—	1
Share of other comprehensive income of associates	(1)	—	(1)
Exchange differences on translation of a foreign operation	(36)	—	(36)
Exchange differences on translation of US denominated debt hedging a foreign operation	16	—	16

	(20)	—	(20)
Items that will not be subsequently be reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	(15)	4	(11)
Discontinued operations	4	(1)	3

	(31)	3	(28)

Accumulated other comprehensive loss is comprised of the following:

	May 31, 2017 $	August 31, 2016 $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	2	1
Share of other comprehensive income (loss) of associates	2	(5)
Foreign currency translation adjustments	123	108
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	(156)	(156)

	(29)	(52)

11.	STATEMENTS OF CASH FLOWS

Disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i)	Funds flow from continuing operations

	Three months ended May 31,		Nine months ended May 31,
	2017	2016	2017	2016
Net income from continuing operations	164	74	400	326
Adjustments to reconcile net income to funds flow from operations:
Amortization	273	252	794	708
Deferred income tax expense (recovery)	(1)	(27)	10	(52)
Share-based compensation	1	1	3	2
Defined benefit pension plans	4	3	8	(17)
Accretion of long-term liabilities and provisions	(1)	—	(1)	(1)
Equity loss (income) of an associate or joint venture	(25)	25	(62)	61
Provision (recovery) for investment loss	(15)	—	92	—
Loss on write-down of assets	—	1	—	8
Loss on write-down of investments	—	70	—	70
Other	(8)	3	(17)	5

Funds flow from continuing operations	392	402	1,227	1,110

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2017 and 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

(ii)	Interest and income taxes paid and interest received and classified as operating activities are as follows:

	Three months ended May 31,		Nine months ended May 31,
	2017	2016	2017	2016
Interest paid	96	131	250	280
Income taxes paid (net of refunds)	15	15	204	227

(iii)	Non-cash transactions:

The Consolidated Statements of Cash Flows exclude the following non-cash transactions:

	Three months ended May 31,		Nine months ended May 31,
	2017	2016	2017	2016
Issuance of Class B Non-Voting Shares:
Dividend reinvestment plan	50	46	149	139

12.	FAIR VALUE

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Financial instruments

The fair value of financial instruments has been determined as follows:

(i)	Current assets and current liabilities

The fair value of financial instruments included in current assets and current liabilities approximates their carrying value due to their short-term nature.

(ii)	Investments and other assets and other long-term assets

The fair value of publicly traded investments is determined by quoted market prices. Investments in private entities which do not have quoted market prices in an active market and whose fair value cannot be readily measured are carried at cost. No published market exists for such investments. These equity investments have been made as they are considered to have the potential to provide future benefit to the Company and accordingly, the Company has no current intention to dispose of these investments in the near term. The fair value of long-term receivables approximates their carrying value as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

(iii)	Long-term debt

The carrying value of long-term debt is at amortized cost based on the initial fair value as determined at the time of issuance or at the time of a business acquisition. The fair value of publicly traded notes is based upon current trading values. The fair value of finance lease obligations is determined by discounting future cash flows using a rate for loans with similar terms, conditions and maturity dates. The carrying value of bank credit facilities approximates fair value as the debt bears interest at rates that fluctuate with market values. Other notes and debentures are valued based upon current trading values for similar instruments.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2017 and 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

(iv)	Other long-term liabilities

The fair value of contingent consideration arising from a business acquisition is determined by calculating the present value of the probability weighted assessment of the likelihood that revenue targets will be met and the estimated timing of such payments.

(v)	Derivative financial instruments

The fair value of US currency forward purchase contracts is determined by an estimated credit-adjusted mark-to-market valuation using observable forward exchange rates at the end of reporting periods and contract forward rates.

The carrying values and estimated fair values of long-term debt and a contingent liability are as follows:

	May 31, 2017		August 31, 2016
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
	$	$	$	$
Liabilities
Long-term debt (including current portion) (1)	5,568	6,262	5,612	6,252
Contingent liability(2)	1	1	2	2

(1)	Level 2 fair value – determined by valuation techniques using inputs based on observable market data, either directly or indirectly, other than quoted prices.
(2)	Level 3 fair value – determined by valuation techniques using inputs that are not based on observable market data.

13.	INVESTMENTS AND OTHER ASSETS

Corus Entertainment Inc.

In connection with the sale of the Media division to Corus in 2016, the Company received 71,364,853 Corus Class B non-voting participating shares representing approximately 37% of Corus’ total issued equity of Class A and Class B shares. The Company participates in Corus’ dividend reinvestment program for this initial investment in Corus Class B Shares. For the three and nine months ended May 31, 2017, the Company received dividends of $22 (2016 – $14) and $65 (2016 – $14) from Corus, of which $20 (2016 – $14) and $61 (2016 – $14) were reinvested in additional Corus Class B shares, respectively. At May 31, 2017, the Company owned 79,119,000 (2016 – 72,499,684) Corus Class B shares having a fair value of $1,056 (2016 – $911) and representing 39% (2016 – 37%) of the total issued equity of Corus. The Company’s weighted average ownership of Corus for the period from September 1, 2016 to May 31, 2017 was 39% (April 1 to May 31, 2016 – 37%).

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2017 and 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

Summary financial information for Corus and reconciliation with the carrying amount of the investment in the unaudited interim condensed consolidated balance sheets is as follows:

	May 31, 2017	August 31, 2016
Current assets	587	470
Non-current assets	5,583	5,623
Current liabilities	(679)	(532)
Non-current liabilities	(2,905)	(3,085)

Net assets	2,586	2,476
Less: non-controlling interests	(160)	(158)

	2,426	2,318

Carrying amount of the investment	883	817

Summarized statement of earnings of Corus:

	Three months ended May 31,		Nine months ended May 31,
	2017	2016	2017	2016
Revenue	462	361	1,298	787
Net income attributable to:
Shareholders	67	(16)	163	128
Non-controlling interest	9	5	25	7

	76	(11)	188	135
Other comprehensive income, attributable to shareholders	(7)	(4)	20	(3)

Comprehensive income	69	(15)	208	132

Equity income from associates(1)	26	(10)	62	(10)
Other comprehensive income from equity accounted associates(1)	(3)	(1)	7	(1)

	23	(11)	69	(11)

(1)	The Company’s share of income and other comprehensive income reflect the weighted average proportion of Corus net income and other comprehensive income attributable to shareholders for the three and nine months ended May 31, 2017 and for the two months ended May 31, 2016.

14.	RESTRUCTURING COSTS

During 2016, the Company underwent a restructuring following a set of significant asset realignment initiatives, including the acquisition of Freedom Mobile and the divestiture of Shaw Media.

During the current fiscal year, the Company restructured certain operations within the Consumer segment and announced a realignment to integrate certain Consumer/Business Network Services operations and Freedom Mobile. In connection with the restructuring and realignment, the Company recorded $54 primarily related to severance and employee related costs in respect of the approximate 360 affected employees. The majority of the remaining costs are expected to be paid in the current year. The continuity of the restructuring provisions is as follows.

$
Balance as at September 1, 2016	4
Additions	54
Payments	(44)

Balance as at May 31, 2017	14

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2017 and 2016

[all amounts in millions of Canadian dollars, except share and per share amounts]

15.	OTHER GAINS/LOSSES

In the current year, other losses include a provision of $92 in respect of the Company’s investment in shomi which announced a wind down of operations during the first quarter. In the prior year, other losses include a write-down of $51 in respect of the Company’s investment in shomi, a write-down of $20 in respect of a private portfolio investment and asset write-downs of $6. Other gains/losses generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership.

16.	SUBSEQUENT EVENTS

Sale of ViaWest, Inc.

On June 13, 2017 the Company announced it had reached an agreement to sell 100% of its wholly owned subsidiary ViaWest, Inc. for cash proceeds of approximately USD $1.68 billion. In connection with the sale, the Company intends to repay ViaWest debt of approximately USD $580 and amounts outstanding under the Company’s bank credit facility of USD $380. ViaWest comprises substantially all of the Business Infrastructure Services division of the Company. The Transaction is subject to customary conditions, including U.S. regulatory approval and is expected to close by the end of fiscal 2017.

Acquisition of wireless spectrum licences

On June 13, 2017 the Company announced it had entered into a definitive agreement to acquire 700 MHz and 2500 MHz wireless spectrum licences for $430. The spectrum licences being acquired comprise 10 MHz licences of 700 MHz spectrum in each of British Columbia, Alberta, and Southern Ontario, as well as 20 MHz licences of 2500 MHz spectrum in each of Vancouver, Edmonton, Calgary, and Toronto.

The purchase is subject to customary closing conditions and all necessary regulatory approvals from the Ministry of Innovation, Science and Economic Development Canada (ISED), and under the Competition Act. The purchase will be funded using a combination of cash on hand and the Company’s existing bank credit facility, and is expected to close in the Summer of 2017.